Exhibit 9

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months ended January 31, 2021 and 2020

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - Expressed in United States Dollars

	January 31, 2021	October 31, 2020
ASSETS
Current assets
Cash	$1,278,401	$217,788
Accounts receivable (Note 19)	238,987	172,121
Biological assets (Note 4)	216,191	250,690
Inventory (Note 5)	896,078	1,124,360
Prepaid expenses and other assets	79,060	69,816
Total current assets	$2,708,717	$1,834,775
Marketable securities (Note 6)	914,970	585,035
Other investment (Note 7)	189,915	187,812
Right-of-use assets (Note 9)	867,928	50,468
Property and equipment (Note 10)	1,023,673	1,101,331
Intangible assets	-	4,997
TOTAL ASSETS	$5,705,203	$3,764,418
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,275,456	$1,059,971
Current portion of lease liabilities (Note 9)	175,662	100,277
Current portion of long-term debt (Note 11)	329,166	46,099
Interest payable (Note 11)	12,155	9,367
Convertible debentures (Note 12)	1,899,080	-
Derivative liabilities (Note 12.1)	930,195	583,390
Unearned revenue	84,600	-
Total current liabilities	$4,706,314	$1,799,104
Accrued liabilities (Note 8)	389,816	389,816
Lease liabilities (Note 9)	740,731	16,630
Long-term debt (Note 11)	1,050,588	753,715
Convertible debentures (Note 12)	-	1,739,678
Redemption liabilities (Note 23.3)	375,000	-
Deferred rent	-	10,494
TOTAL LIABILITIES	$7,262,449	$4,709,437
EQUITY
Share capital (Note 13)	$14,629,885	$14,424,341
Shares issuable (Note 13)	88,963	-
Subscriptions payable (Note 13)	125,000	-
Contributed surplus (Notes 14, 15)	3,735,253	4,070,264
Accumulated other comprehensive income (loss)	(88,131)	(12,197)
Accumulated deficit	(20,394,729)	(19,394,044)
Equity attributable to shareholders	$(1,903,759)	$(911,636)
Non-controlling interest (Notes 23)	346,513	(33,383)
TOTAL EQUITY	$(1,557,246)	$(945,019)
TOTAL LIABILITIES AND EQUITY	$5,705,203	$3,764,418

Going Concern (Note 2)

Subsequent Events (Note 24)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

Unaudited - Expressed in United States Dollars

	Three months ended January 31,
	2021	2020
Revenue
Product sales	$874,824	$1,106,296
Service revenue (Note 7)	176,361	-
Total revenue	$1,051,185	$1,106,296
Cost of goods sold
Cost of finished cannabis inventory sold (Note 5)	$(388,933)	$(521,680)
Costs of service revenues (Note 7)	(84,153)	-
Gross profit, excluding fair value items	$578,099	$584,616
Realized fair value amounts in inventory sold	(173,598)	(632,630)
Unrealized fair value gain (loss) on growth of biological assets (Note 4)	(124,311)	701,559
Gross profit	$280,190	$653,545
Expenses
Accretion expense	$248,357	$68,210
Amortization of intangible assets	4,997	7,659
Amortization of property and equipment (Note 10)	124,381	49,677
Amortization of right-of-use assets (Note 9)	48,605	35,822
General and administrative (Note 20)	752,478	670,768
Share-based compensation	88,438	-
Total expenses	$1,267,256	$832,136
Loss from operations	$(987,066)	$(178,591)
Other income and (expense)
Interest expense	$(8,527)	$(90,514)
Other income	-	15,000
Gain on debt settlement	16,623	-
Unrealized gain on marketable securities	302,808	-
Unrealized loss on derivative liability (Note 12.1)	(319,627)	-
Gain on disposal of property and equipment	-	20,918
Net loss	$(995,789)	$(233,187)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation	(75,934)	(16,575)
Total comprehensive loss	$(1,071,723)	$(249,762)
Loss per share attributable to owners of the parent - basic & diluted	$(0.01)	(0.00)
Weighted average shares outstanding - basic & diluted	108,038,431	72,562,742
Net loss for the period attributable to:
Non-controlling interest	$4,896	$(16,145)
Shareholders	(1,000,685)	(217,042)
Net loss	$(995,789)	$(233,187)
Comprehensive loss for the period attributable to:
Non-controlling interest	$4,896	$(16,145)
Shareholders	(1,076,619)	(233,617)
Total comprehensive loss	$(1,071,723)	$(249,762)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
Balance at October 31, 2020	$107,782,397	$14,424,341	$-	$-	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	(945,019)
Shares issued for employment & consulting services (Note 13.1)	18,044	3,441	3,753	-	-	-	-	-	7,194
Shares issued pursuant to private placement (Note 13.2)	2,031,784	200,000	-	-	-	-	-	-	200,000
Shares issued to extend payment due date (Notes 7.2, Note 13.3)	25,000	2,103	-	-	-	-	-	-	2,103
Shares issuable pursuant to partner creditor (Note 13.4)	-	-	36,310	-	-	-	-	-	36,310
Shares issuable for services (Note 13.5)	-	-	48,900	-	-	-	-	-	48,900
Proceeds received prior to close of private placement (Note 13.2)	-	-	-	125,000	-	-	-	-	125,000
Issuance of non-controlling interest in subsidiary for cash (Note 23.3)	-	-	-	-	(375,000)	-	-	375,000	-
Stock option vesting expense	-	-	-	-	39,989	-	-	-	39,989
Currency translation adjustment	-	-	-	-	-	(75,934)	-	-	(75,934)
Net loss	-	-	-	-	-	-	(1,000,685)	4,896	(995,789)
Balance at January 31, 2021	109,857,225	$14,629,885	$88,963	$125,000	$3,735,253	$(88,131)	$(20,394,729)	$346,513	$(1,557,246)

	Number of common shares	Share capital	Shares issuable	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
Balance at October 31, 2019	71,653,598	$12,647,930	$-	$5,136	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Common shares issued for services (Note 13.6)	1,058,750	71,910	-	-	-	-	-	-	71,910
Currency translation adjustment	-	-	-	-	-	(16,575)	-	-	(16,575)
Net loss	-	-	-	-	-	-	(217,042)	(16,145)	(233,187)
Balance at January 31, 2020	72,712,348	$12,719,840	$-	$5,136	$2,890,435	$105,345	$(17,329,647)	$3,393	$(1,605,498)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Cash Flow Statements

Unaudited - Expressed in United States Dollars

	Three months ended January 31,
Cash provided by (used in)	2021	2020
Operating activities
Net loss	$(995,789)	$(233,187)
Adjustments for non-cash items in net loss
Amortization of property and equipment	124,381	49,677
Amortization of right-of-use assets	48,605	35,822
Amortization of intangible assets	4,997	7,659
Unrealized gain on changes in fair value of biological assets	124,311	(701,559)
Share-based compensation	88,963	18,375
Stock option expense	43,485	-
Accretion expense	248,357	68,210
Gain on liability settlement	(16,623)	-
Gain on disposal of property & equipment	-	(20,918)
Interest on lease liabilities	-	13,003
Unrealized gain on marketable securities	(302,808)	-
Loss on fair value of derivative liability	319,627	-
Effects of foreign exchange	(828)	(9,016)
	$(313,322)	$(771,934)
Changes in non-cash working capital (Note 16)	436,727	922,318
Net cash provided by operating activities	$123,405	$150,384

Investing activities
Purchase of property and equipment	$(159,016)	$(4,528)
Net cash used in investing activities	$(159,016)	$(4,528)

Financing activities
Third party investment in subsidiary	$375,000	$-
Proceeds from long-term debt	525,000	15,000
Repayment of long-term debt	(62,197)	(34,911)
Proceeds of subscription receipts	125,000	-
Payments of lease principal	(66,579)	(67,225)
Proceeds from private placement	200,000	-
Net cash provided by financing activities	$1,096,224	$(87,136)

Change in cash	$1,060,613	$58,720
Cash balance, beginning	$217,788	$74,926
Cash balance, ending	$1,278,401	$133,646

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2021 and 2020 (the “Financial Statements”), include the accounts of Grown Rogue International, Inc (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	91.4% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	Basis of Presentation

Statement of Compliance and Going Concern

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 - Interim Financial Reporting, applicable to a going concern, which contemplates the realization of assets and liabilities in the normal course of business as they become due.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. For the three months ended January 31, 2021, the Company incurred a net loss of approximately $1 million, and as of that date, the Company’s accumulated deficit was approximately $20.4 million. As at January 31, 2021, the Company had a working capital deficit of approximately $2 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these Financial Statements.

These Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our annual consolidated financial statements for the year ended October 31, 2020. These unaudited condensed interim financial statements were authorized for issuance by the Board of Directors on April 1, 2021.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these Financial Statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 (coronavirus) to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the three months ended January 31, 2021, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

3.	Significant Accounting Policies and Significant Judgements

The preparation of these Financial Statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 4 of the Company’s consolidated financial statements for the year ended October 31, 2020. The accounting policies applied in these Financial Statements are consistent with those used in the Company’s consolidated financial statements for the year ended October 31, 2020.

4.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement a fair value less costs to sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the three months ended January 31, 2021 are as follows:

	January 31, 2021	October 31, 2020
Beginning balance	$250,690	$156,589
Purchased cannabis plants	185,059	724,878
Allocation of operational overhead	172,164	1,130,712
Change in FVLCTS due to biological transformation	(124,311)	1,515,492
Transferred to inventory upon harvest	(267,411)	(3,276,981)
Ending balance	$216,191	$250,690

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

FVLCTS is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	January 31, 2021	October 31, 2020	January 31, 2021	October 31, 2020
Estimated selling price per (pound)	$1,100	$1,123	$25,658	$57,879
Estimated stage of growth	38%	71%	$21,902	$46,209
Estimated flower yield per harvest (pound)	307	216	$21,902	$46,209

5.	Inventory

The Company’s inventory composition is as follows:

	January 31, 2021	October 31, 2020
Raw materials	$9,868	$8,588
Work in process	741,064	919,464
Finished goods	145,147	196,308
Ending balance	$896,078	$1,124,360

The cost of inventories included as an expense and included in cost of goods sold for the three months ended January 31, 2021, was $388,933 (2020 - $521,680).

6.	Marketable Securities

During the year ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. On the date of the transaction, February 10, 2020, the fair value of PBIC shares per share was CAD$0.635 per share, resulting in a fair value of $848,011. The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

As at January 31, 2021, the fair value of the shares was $914,970 (October 31, 2020 - $585,035), based upon the publicly quoted price of PBIC shares. The Company recorded an unrealized gain on the shares in the amount of $302,807 (2020 - $Nil) and foreign currency translation gain of $27,128 during three months ended January 31, 2021 (2020 - $Nil).

7.	Other Investment

On February 6, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator, pending Municipal and State regulatory approval, called Golden Harvests, LLC (“Golden Harvests”). In order to exercise the Option, the Company agreed to pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

7.1	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option (during the year ended October 31, 2020, the cash amount of $150,000 was paid and 200,000 common shares were issued with a fair value of $12,812).

7.2	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company paid $25,000 and issued 25,000 shares (Note 13.3) to extend this payment for six-months. Subsequent to January 31, 2021, a cash payment of $100,000 was made and a note payable for $100,000 was issued to fulfill the $200,000 payment. The note payable bears interest at $2,000 per month.

7.3	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by payment of $25,000 and issuance of 25,000 shares.

7.4	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

The aggregate invested into Golden Harvests under the Option, as at January 31, 2021, included the following:

Investment	January 31, 2021	October 31, 2020
Beginning balance	$187,812	$-
Cash payments against the Option	-	175,000
Share payments against Option	2,103	12,812
Ending balance	$189,915	$187,812

Subsequent to January 31, 2021, the Company’s subsidiary, GR Michigan, LLC, terminated its Option to Acquire Golden Harvests. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase Golden Harvests under similar terms. Canopy has already been approved by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in Golden Harvests. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire an 87% interest in Canopy which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in GR Michigan.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The Company has a contract to provide operations management services to Golden Harvests. Under this agreement, during the three months ended January 31, 2021, the Company earned revenues of $176,361 (2020 - $Nil) and costs for those revenues were $84,153 (2020 – $Nil).

8.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2020 and 2019:

	CEO	Trade Vendors	Total
Balance at October 31, 2019	$180,799	-	$180,799
Amounts deferred	45,000	241,255	286,255
Amounts settled	-	(77,238)	(77,238)
Balance at October 31, 2020 and January 31, 2021	$225,799	164,017	$389,816

9.	Leases

At January 31, 2021, The Company reported lease liabilities pertaining to five underlying liabilities, including three leases for property for growing operations and two leases used to finance fixed asset purchases.

One lease for outdoor growing property, executed with the Company’s CEO, was extended during the three months ended January 31, 2021, through December 31, 2025. This lease was accordingly remeasured, resulting in an increase to the liability and right-of-use asset of $281,707. A second lease for outdoor growing property was extended during the three months ended January 31, 2021, through December 31, 2021. This lease was accordingly remeasured, resulting in an increase to lease liabilities and right-of-use assets of $43,490.

During the three months ended January 31, 2021, management determined that it would exercise extension options on the lease for its indoor growing facility through March 31, 2027. This lease was accordingly remeasured, resulting in an increase to lease liabilities and right-of-use assets of $540,868.

Two leases used to finance property and equipment purchases comprise $49,393 of total lease liabilities at January 31, 2021 (October 31, 2020 - $66,338). Of the January 31, 2021 balance, $42,565 is current and 6,828 is non-current (October 31, 2020 - $49,708 was current and $16,630 was non-current).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the three months ended January 31, 2021.

	Land and Buildings	Leased equipment	Total
Balance - October 31, 2019	$-	$232,059	$232,059
Adoption of IFRS 16	276,431	-	276,431
Additions	-	68,035	68,035
Amortization	(225,963)	(79,401)	(305,364)
Balance - October 31, 2020	$50,468	$220,693	$271,161
Additions	866,065	-	866,065
Amortization	(48,605)	(21,400)	(70,005)
Balance - January 31, 2021	$867,928	$199,293	$1,067,221

Leased equipment was reported in property and equipment in the statements of financial position at January 31, 2021 and October 31, 2020. Depreciation expense related to leased equipment is included in amortization of property and equipment and cost of sales in the statements of comprehensive loss (see Note 10).

Set out below are the carrying amounts and movements of lease liabilities.

Lease liabilities	January 31, 2021	October 31, 2020
Balance - beginning	$116,907	$142,205
Adoption of IFRS 16	-	276,431
Additions	866,065	68,035
Accretion of interest	5,096	65,433
Payments	(71,675)	(435,197)
Balance - ending	$916,393	$116,907
Current portion	175,662	100,277
Non-current portion	740,731	16,630

Payments during the three months ended January 31, 2021 of $71,675 included principal payments of $66,579 and interest of $5,096. Payments during the year ended October 31, 2020 of $435,197 included principal payments of $372,154 and interest of $63,043.

Set out below are the minimum future lease payments after January 31, 2021.

Total future minimum lease payments
Less than one year	$261,300
Between one and five years	936,010
Total	$1,197,310

The Company has one lease contract with extension options remaining after the periods included in the financial statements at January 31, 2021, which was negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term.

	Within five years	More than five years
Extension options available to be exercised	$6,180	$843,981

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

10.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Total
COST
Balance - October 31, 2019	$55,960	$443,598	$476,783	$1,310,471	$2,286,812
Additions	1,031	283,065	90,342	251,355	625,793
Transfers	(2,061)	2,061	(512,719)	512,719	-
Disposals	(39,764)	(17,350)	(9,331)	(947)	(67,392)
Balance - October 31, 2020	$15,166	$711,374	$45,075	$2,073,598	$2,845,213
Additions	-	-	-	159,016	159,016
Balance - January 31, 2021	$15,166	$711,374	$45,075	$2,232,614	$3,004,229
ACCUMULATED DEPRECIATION
Balance - October 31, 2018	$1,907	$71,157	$-	$429,896	$502,960
Amortization for the period	17,794	61,322	-	239,819	318,935
Balance - October 31, 2019	$19,701	$132,479	$-	$669,715	$821,895
Amortization for the period	6,360	106,441	-	824,977	937,778
Transfers	(2,405)	2,405	-	-	-
Disposals	(8,490)	(7,301)	-	-	(15,791)
Balance - October 31, 2020	$15,166	$234,024	$-	$1,494,692	$1,743,882
Amortization for the period	-	32,712	-	203,962	236,674
Balance - January 31, 2021	$15,166	$266,736	$-	$1,698,654	$1,980,556
NET BOOK VALUE
As at October 31, 2020	$-	$477,350	$45,075	$578,906	$1,101,331
As at January 31, 2021	$-	$444,638	$45,075	$533,960	$1,023,673

At January 31, 2021, production equipment includes $199,293 in assets purchased by lease, and of these assets, $99,435 in assets have associated lease payments remaining to be paid (2019 - $220,693 assets purchased by lease and $105,699 in assets with lease payments remaining to be paid). For the three months ended January 31, 2021, $136,072 in amortization costs were included in cost of sales (2020 – $45,397). As at January 31, 2021, $63,966 in amortization costs were included in biological assets (October 31, 2020 – $72,165), and $196,175 in amortization costs were included in inventory (October 31, 2020 – $208,177). Depreciation expense not capitalized left net depreciation expense of $124,381 on the statement of comprehensive loss for the three months ended January 31, 2021 (2020 – $49,677).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.	Long-term Debt

Transactions related to the Company’s unsecured promissory notes for the three months ended January 31, 2021 and January 31, 2020, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2019	$150,000	$150,000	$7,979
60% - December 5, 2019 (11.4)	15,000	15,000	-
Interest expense on long-term debt	-	-	24,854
Debt repayments	(151,000)	(151,000)	(23,466)
Proceeds (11.5)	600,000	600,000	-
Debt repayments (11.5)	(75,126)	(75,126)	-
Interest accretion	-	260,940	-
Balance - October 31, 2020	$538,874	$799,814	$9,367
10% - November 23, 2020 (11.1)	125,000	125,000	-
10% - December 2, 2020 (11.2)	150,000	150,000	-
10% - January 27, 2021 (11.3)	250,000	250,000	-
Interest expense	-	-	2,788
Debt repayments	(62,197)	(62,197)	-
Interest payments	-	(2,326)	-
Interest accretion	-	119,463	-
Balance - January 31, 2021	$1,001,677	$1,379,754	$12,155
Less: Current Portion	-	329,166	12,155
January 31, 2021 non-current portion	$1,001,677	$1,050,588	$-

11.1	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest accrued at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

11.2	On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

11.3	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest accrued at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

11.4	On December 5, 2019, debt was issued with a principal amount of $15,000, with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest were repaid. This amount was owed to the CEO of the Company.

11.5	Debt issuance by GR Michigan, LLC

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests (Note 7). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested based upon cash sales receipts of Golden Harvests (see Note 7) (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made, and continues for a period of two years. The Royalty maximum is two times the amount of principal invested, and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right, but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the three months ended January 31, 2021 was $113,107 (year ended October 31, 2020 - $260,940), calculated using an effective interest rate of approximately 73%. During the three months ended January 31, 2021 $62,197 was repaid against this debt (year ended October 31, 2020 - $75,126).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000 was loaned by a director of the Company.

12.	Convertible Debentures

Transactions related to the Company’s convertible debentures for the three months ended January 31, 2021 and the year ended October 31, 2020, include the following:

	Face value	Carrying amount	Interest payable
Balance - October 31, 2019	$2,179,056	$1,995,609	$7,850
Interest accretion through July 10, 2020	-	246,015	-
Conversion to common shares (12.1)	(37,733)	(37,733)	-
Effects of foreign exchange	(56,341)	(56,341)
Deemed extinguishment (12.1)	(2,084,982)	(2,147,550)	-
Balance after deemed extinguishment	$-	$-	$7,850
Deemed re-issuance (12.1)	2,169,135	2,464,241	-
Fair value of derivative liability	-	(787,264)	-
Conversion to common shares (12.1)	(75,130)	(75,130)
Interest accretion	-	146,964	-
Interest payments	-	(44,138)	(7,850)
Effects of foreign exchange	-	35,005	-
Balance -October 31, 2020	$2,094,005	$1,739,678	$-
Interest accretion	-	128,899	-
Interest payments	-	(44,603)	-
Effects of foreign exchange	-	75,106	-
Balance - January 31, 2021	$2,094,005	$1,899,080	$-

12.1	Modification of terms during the year ended October 31, 2020 and conversions

During the year ended October 31, 2020, two conversions of principal were recorded, totaling $112,863 (CAD$150,000), into a total of 1,038,095 common shares.

During the year ended October 31, 2020, the Company extended the maturity of all convertible notes outstanding, such that the following terms applied to all convertible notes outstanding as at October 31, 2020.

o	Original principal loan amount of $2,169,135 (CAD$2,950,000) due on November 1, 2021 (October 31, 2020 balance was $2,138,925 (CAD$2,850,000);

o	Interest payable at 8% per annum;

o	Convertible at CAD$0.125 into shares of the Company;

o	If at any time while the debentures are outstanding the Company issues securities for cash in a private placement at a price per share lower than CAD$0.125, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security; and

o	Convertible at CAD$0.05 if the Company defaults on debt service.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Pursuant to the modification of the debentures, the following warrant transactions occurred:

o	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;

o	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021;

o	The fair value of the newly issued warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020;

o	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt. The fair value of these warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020.

As described above, the conversion price of the debenture is subject to change based upon whether a lower-than-CAD$0.125 private placement of equity is completed. This conversion feature was determined to be a derivative liability in accordance with IFRS 9. The value of the derivative liability as at October 31, 2020 was estimated to be $583,390, using the Black-Scholes pricing model with the following assumptions:

o	Expected dividend yield	Nil

o	Risk-free interest rate	0.24%

o	Expected life	1.0 year

o	Expected volatility	90%

The fair value of the deemed reissuance was allocated as follows:

	CAD	USD
Convertible debentures, principal	$2,280,671	$1,676,977
Conversion option	1,070,670	787,264
	$3,351,341	$2,464,241

The discounted value of the loan after the modifications of terms was more than 10% lower than the carrying value of the loan and was therefore deemed an extinguishment and reissuance under IFRS 9. The costs of completing the modification were expensed.

The loss of restructuring this debt, as recognized on the statement of loss and comprehensive loss for the year ended October 31, 2020, was comprised of the following:

Composition of loss from debt restructuring
Difference: carrying value of deemed prior debt and deemed reissued debt	$337,997
Replacement warrants - quantity 6,818,182	346,792
Consideration warrants - quantity 1,590,909	80,918
Total loss from deemed restructuring	$765,707

The Company recorded a gain of $244,572 upon derecognition of the Company’s previously recorded derivative liability upon modification of the debt.

Pg 16 of 29

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value at January 31, 2021, was $930,195 (October 31, 2020 - $583,390), and the unrealized loss from remeasurement for the three months ended January 31, 2021 was $319,627 (2020 - $Nil).

13.	Share Capital, Shares Issuable, and subscriptions payable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the three months ended January 31, 2021, the following share transactions occurred:

13.1	The Company issued 18,044 common shares with a fair value of $3,441, and also recorded shares issuable with a fair value of $3,753, for employment compensation and director services for shares which had not yet been issued at January 31, 2021.

13.2	The Company issued 2,031,784 common shares with a fair value of $200,000 in the first tranche of a private placement. The second tranche of the private placement closed subsequent to January 31, 2021, and the Company received $125,000 of second tranche proceeds during the three months ended January 31, 2021.

13.3	The Company issued 25,000 shares with a fair value of $2,103 in order to extend the Golden Harvests payment described at Note 7.2.

13.4	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $48,900 to a lender of Golden Harvests in order to support Golden Harvests’ (Note 7) business development. As at January 31, 2021, the shares had not yet been issued.

13.5	On November 2, 2020, a member of Golden Harvests earned 500,000 shares with a fair value of $48,900, based upon achievement of a production target. As at January 31, 2021, the shares had not yet been issued.

During the three months ended January 31, 2020, the following share transactions occurred:

13.6	The Company issued 1,058,750 shares with a fair value of $71,910 as compensation to directors, officers, and consultants of the Company.

Pg 17 of 29

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.	Warrants

During the three months ended January 31, 2021, no new warrants were issued. The following table summarizes the warrant activities for the three months ended January 31, 2021:

	Number	Weighted Average Exercise Price
Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placement	5,000,000	0.13
Issued pursuant to private placement	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debt (Note 12.1)	(6,818,182)	0.55
Issuance of new warrants associated with convertible debt (Notes 12.1)	6,818,182	0.16
Consideration warrants for convertible debt maturity extension (Notes 12.1)	1,590,909	0.16
Balance - October 31, 2020	44,158,331	0.33
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants	(17,843,998)	0.55
Balance - January 31, 2021	25,557,208	0.24

As at January 31, 2021, the following warrants were issued and outstanding:

	Warrants	Remaining contractual
Exercise price	outstanding	life (years)	Expiry date
$0.16	8,409,091	0.8	November 01, 2021
0.13	5,000,000	1.0	February 10, 2022
0.13	10,000,000	1.3	May 15, 2022
0.44	2,148,117	2.4	June 28, 2023
$0.17	25,557,208	1.2

15.	Stock Options

The following table summarizes the stock option movements for the three months ended January 31, 2021:

	Number	Exercise price (CAD$)
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	700,000	0.15
Forfeitures by employees	(68,750)	0.15
Balance - January 31, 2021	4,351,250	0.18

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

15.1	During the three months ended January 31, 2021, 700,000 options were granted (2020 – nil) to employees.

The fair value of the options granted during the three months ended January 31, 2021, was approximately $36,500 (CAD$47,078) which was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil%

o	Risk-free interest rate	0.33%

o	Expected life	4.0 years

o	Expected volatility	96%

The vesting terms of options granted during the three months ended January 31, 2021 are set out in the table below:

Number granted	Vesting terms
500,000	1/2 on grant date, 1/2 on first anniversary of grant date
200,000	1/2 on second anniversary of grant date, 1/2 on the fourth anniversary of grant date
700,000

As at January 31, 2021 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	0.9	January 01, 2022
0.15	3,151,250	2,083,750	3.4	July 09, 2024
0.15	500,000	250,000	3.8	December 01, 2024
0.15	200,000	-	3.8	November 18, 2024
$0.19	4,351,250	2,833,750	3.2

16.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the three months ended January 31, 2021 and 2020 are as follows:

Three months ended January 31,	2021	2020
Accounts receivable	$(66,866)	$(10,981)
Inventory	250,762	718,792
Prepaid expenses and other assets	(9,244)	(13,903)
Accounts payable and accrued liabilities	221,616	245,387
Interest payable	(44,141)	18,023
Unearned revenue	84,600	(35,000)
Total	$436,727	$922,318

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

17.	Supplemental Cash Flow Disclosure

Three months ended January 31,	2021	2020
Interest paid	$50,159	$-
Fair value of common shares issued & issuable for services	56,094	71,910
Fair value of common shares issued to extend Golden Harvests Option payment	2,103	-
Fair value of common shares issued to Golden Harvests creditor	36,310	-

18.	Related Party Transactions

During the three months ended January 31, 2021, the Company incurred the following related party transactions:

18.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease was extended during the three months ended January 31, 2021 and expires on December 31, 2025. Rent of $19,000 was incurred for the three months ended January 31, 2021 (2020 - $18,500). The Company had $45,000 (October 31, 2020 - $45,000) owing under this lease at January 31, 2021 from lease payments which the CEO agreed to defer (Note 8). The lease balance at January 31, 2021, was $275,707 (October 31, 2020 - $12,532).

18.2	The Company incurred expenses of $11,250 (2020 - $12,000) for services provided by the spouse of the CEO. At January 31, 2021, accounts and accrued liabilities payable to this individual were $3,750 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

18.3	Key management personnel consist of the President and CEO; the former Chief Strategy Officer; the CFO of GR Unlimited; the Chief Market Officer; the Chief Accounting Officer; and the CFO of Grown Rogue International, Inc. The compensation paid or payable to key management for services for the periods as follows:

Three months ended January 31,	2021	2020
Salaries and consulting fees	$164,675	$100,500
Share-based compensation	14,296	10,188
Stock option expense	16,806	-
Total	$195,777	$110,688

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the Chief Market Officer; and 250,000 option to the Chief Accounting Officer.

Pg 20 of 29

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Accounts payable and accrued liabilities due to key management at January 31, 2021 totaled $510,455 (October 31, 2020 - $441,424), including the accrued liabilities described at Note 8.

18.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Directors	Total
Balance - October 31, 2019	$-	$-	$-	$-
Borrowed	50,000	100,000	150,000	300,000
Interest	21,745	43,491	65,236	130,472
Payments	(10,252)	(20,504)	(30,756)	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$368,960
Borrowed	-	-	-	-
Interest	9,426	18,851	28,277	56,554
Payments	(1,191)	(2,383)	(3,574)	(7,148)
Balance - January 31, 2021	$69,728	$139,455	$209,183	$418,366

Pursuant to the loan agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the same loan agreements (Note 11.5), such that GR Michigan has a 13% non-controlling interest (Note 23.2).

On November 23, 2020, an individual who became a director purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC for $250,000 (Note 23.3), out of the total of 9.375 such units issued during the three months ended January 31, 2021.

19.	Financial Instruments

19.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

19.1.1	Interest Rate Risk

At January 31, 2021, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations; each of these items bears interest at a fixed rate.

19.1.2	Currency Risk

As at January 31, 2021, the Company had accounts payable and accrued liabilities of CAD$567,665 and convertible debentures of CAD$2,850,000, as well as a derivative liability of CAD$1,188,748. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

19.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	January 31, 2021	October 31, 2020
Cash	$1,278,401	$217,788
Accounts Receivable	238,987	172,121
Total	$1,517,388	$389,909

The allowance for doubtful accounts at January 31, 2021 is $1,000 (October 31, 2020 - $7,425).

As at January 31, 2021 and October 31, 2020, the Company’s trade accounts receivable and other receivable were aged as follows:

	January 31, 2021	October 31, 2020
Current	79,156	66,660
1-30 days	74,642	49,204
31 days-older	89,189	63,682
Allowance for doubtful accounts	(1,000)	(7,425)
Total trade accounts receivable	$238,987	$172,121

The change in the provision for expected credit losses is as follows:

	January 31, 2021	October 31, 2020
Balance, beginning of period	$7,425	$129,131
Additional allowance (reduction)	(6,017)	10,349
Amounts collected	12,442	(6,757)
Amounts used	-	(125,298)
Balance, end of period	$1,000	$7,425

19.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2021, the Company’s working capital accounts were as follows:

	January 31, 2021	October 31, 2020
Cash	$1,278,401	$217,788
Current assets excluding cash	1,430,316	1,616,987
Total current assets	2,708,717	1,834,775
Current liabilities	4,706,314	1,799,104
Working capital (deficit)	$(1,997,597)	$35,671

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, unearned revenue, and derivative liabilities occur over the next three years as follows, excluding the redemption liabilities of $375,000, which do not have a scheduled maturity:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,275,456	$389,816
Debt and convertible debentures	2,228,246	1,050,588
Lease liabilities	175,662	740,731
Interest payable	12,155	-
Unearned revenue	84,600
Derivative liabilities	930,195	-
Total	$4,706,314	$2,181,135

19.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

19.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pg 23 of 29

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at January 31, 2021 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
Financial Assets
Cash	Level 1	$1,278,401	$-
Accounts receivable	Level 2	238,987	-
Marketable securities	Level 1	-	914,970

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,665,272	$-
Convertible debentures	Level 2	1,899,080	-
Debt	Level 2	1,379,754	-
Interest payable	Level 2	12,155	-
Derivative liabilities	Level 2	-	930,195
Redemption liabilities	Level 2	375,000	-

During the three months ended January 31, 2021 there were no transfers of amounts between levels.

20.	General and Administrative Expenses

General and administrative expenses for the three months ended January 31, 2021 and 2020 are as follows:

Three months ended January 31,	2021	2020
Office, banking, travel, and overheads	$122,546	$117,685
Professional services	136,428	165,352
Salaries and benefits	493,504	387,731
Total	$752,478	$670,768

21.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

o	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

o	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

o	to raise sufficient capital to meet its general and administrative expenditures.

Pg 24 of 29

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

22.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Revenue – three months ended January 31,	2021	2020
United States	$1,051,185	$1,106,296
Canada	-	-
Total	$1,105,185	$1,106,296

Non-current assets as at:	January 31, 2021	October 31, 2020
United States (1)	$2,996,486	$1,929,643
Canada	-	-
Total	$2,996,486	$1,929,643

(1) Includes: plant and equipment

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended January 31, 2021, one major customer accounted for 17% of revenues (2020 – three major customers accounted for 43% of annual revenues).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

23.	Non-controlling Interests

The changes to the non-controlling interest for the years ended January 31, 2021 and October 31, 2020 are as follows:

	January 31, 2021	October 31, 2020
Balance, beginning of period	$(33,383)	$19,538
Elimination of GRD Cali, LLC non-controlling interest	-	22,128
Non-controlling interest’s 40% share of GRD Cali, LLC	-	(36,366)
Non-controlling interest’s 40% share of Idalia, LLC	(302)	(129)
Non-controlling interest’s 13% share of GR Michigan, LLC	5,742	(38,554)
Non-controlling interest’s 8.6% share of Grown Rogue Distribution, LLC	374,456	-
Balance, end of period	$346,513	$(33,383)

23.1	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	January 31, 2021	October 31, 2020
Non-current assets	$9,475	$10,230
Net loss for the period	755	322

23.2	Non-controlling interest in GR Michigan, LLC:

	January 31, 2021	October 31, 2020
Current assets	$119,913	$74,961
Non-current assets	609,817	603,895
Current liabilities	104,385	489,266
Advances from parent	732,429	68,994
Net loss for the period	48,867	296,570

Nine percent (9%) of GR Michigan LLC is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan LLC (Note 18.4). The total non-controlling ownership, including ownership by officers and directors, is 13%.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

23.3	Non-controlling interest in Grown Rogue Distribution, LLC

The following is summarized financial information for Grown Rogue Distribution, LLC:

	January 31, 2021	October 31, 2020
Non-current assets	$49,665	$-
Current liabilities	60,866	-
Non-current liabilities	318,159	-
Net loss for the period	6,351	-

During the three months ended January 31, 2021, the Company sold an approximately 8.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $375,000. The interest was comprised of 9.375 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuance, 109.375 GR Distribution Units were issued and outstanding. Of the 9.375 units issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. The GR Distribution Units are puttable by the subscribers to the Company and callable from the subscribers by the Company, and can be settled in Company shares at a value agreed upon by the Company and the GR Distribution non-controlling interests, or in cash, or in a combination of cash and shares of the Company’s choice. The Company has accordingly recognized redemption liabilities of $375,000 at January 31, 2021 (2020 - $Nil), recorded by way of a reduction in Company contributed surplus.

24.	Subsequent Events

On February 15, 2021, Grown Rogue Distribution LLC (“GR Distribution”) sold 2.5 equity units for US$40,000 per unit each for total proceeds of $100,000. After this transaction, GR Distribution had 111.875 equity units outstanding, of which the Company owns 100. The unit holders have the future right to convert their units in the subsidiary, at a price agreed upon by the Company and the subscriber, into common shares of the Company at the greater of CAD$0.20 or the maximum permitted discount under the policies of the Canadian Securities Exchange at the time of conversion.

On February 5, 2021 the Company completed the second tranche of a private placement; the second tranche was comprised of 8,200,000 units at CAD$0.16 per unit for proceeds of CAD$1,323,000. Each unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 units; the CFO of GR Unlimited subscribed to 2,000,000 units; a key Company operations manager subscribed to 1,000,000 units; and PBIC subscribed to 2,000,000 units.

Subsequent to January 31, 2021, the Company’s subsidiary, GR Michigan, LLC, terminated its Option to Acquire Golden Harvests. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase Golden Harvests under similar terms. Canopy has already received approval by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in Golden Harvests. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire an 87% membership interest in Canopy, from GRIN’s CEO, which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had with GR Michigan.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

On February 5, 2021, the Company agreed to acquire (the “HSCP Transaction”) substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for total consideration of $3,000,000, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals, not to exceed 18 months from the date of the agreement evidencing the HSCP. The Company also executed a management services agreement (“MSA”) with HSCP pursuant to which the Company agreed to pay $21,500 per month to HSCP as consideration for their services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company will own all production from the growing assets derived from the growing operations of HSCP. The Company will operate the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company will have no involvement with the retail operations until the HSCP Transaction is completed.

On March 2, 2021, holders of convertible debentures converted principal of CAD$491,666 into common shares at CAD$0.125 per share, and accordingly the Company issued 3,933,328 common shares to those holders. After this conversion, the undiscounted principal amount of convertible debentures outstanding was approximately $1.9 million (CAD$2,358,334).

On March 17, 2021, the Company executed a lease for a new outdoor grow property. The lease term is through February 28, 2024. The annual lease cost is $40,000 per year, due in two equal semiannual payments on March 1st and June 1st. There are no extension options in this agreement for periods after February 28, 2024. Management will transfer one of its existing outdoor growing licenses to this new location, and cease outdoor grow operations at the prior location. The remaining term at the prior location is through December 31, 2021, and undiscounted remaining payments from February 1, 2021 to the end of the lease term total $41,800.

Brokered private placement of special warrants

On March 5, 2021, the Company announced completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of $0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). The Offering was led by Eight Capital (the “Agent”), as sole agent and bookrunner.

Each Special Warrant entitles the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of CAD$0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants.

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final short form prospectus qualifying distribution of the Common Shares and Warrants underlying the Special Warrants (the “Qualifying Prospectus”), and (ii) July 6, 2021.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2021 and 2020

Unaudited - Expressed in United States Dollars, unless otherwise indicated

If the Company has not received a receipt from the Securities Commissions for the Qualifying Prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit).

As consideration for the services rendered by the Agent in connection with the Offering, the Company paid to the Agent a cash commission of $253,746 and issued the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”). As consideration for certain advisory services provided in connection with the Offering, the Company paid to the Agent an advisory fee of $25,500 and issued the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options.

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the Closing Date, subject to adjustment in certain events. Each Compensation Unit shall be comprised of one Common Share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company (a “Compensation Warrant Share”) at a price of CAD$0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date, subject to adjustment in certain events.

Prior to the filing of the Qualifying Prospectus and the deemed exercise of the Special Warrants, the securities issued under the Offering will be subject to a four month hold period from the date of closing of the Offering in addition to any other restrictions under applicable law.

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